SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No.     )*

Nano Dimension Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS $0.10 per share
(Title of Class of Securities)

63008G104
(CUSIP Number)

January 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 63008G104
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6)

Shared Voting Power
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(7) Sole Dispositive Power 0

(8)

Shared Dispositive Power
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.51%
(12)	Type of Reporting Person (See Instructions) OO

  * As more fully described in Item 4, the Rights to Purchase and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 63008G104
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5)

Sole Voting Power
5,666,500 Ordinary Shares

5,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

4,249,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(6)

Shared Voting Power
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(7)

Sole Dispositive Power
5,666,500 Ordinary Shares

5,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

4,249,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(8)

Shared Dispositive Power
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
9,333,000 Ordinary Shares

9,333,000 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

6,999,750 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.99%
(12)	Type of Reporting Person (See Instructions) IN; HC

  * As more fully described in Item 4, the Rights to Purchase and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 63008G104
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6)

Shared Voting Power
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(7) Sole Dispositive Power 0

(8)

Shared Dispositive Power
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person
3,666,500 Ordinary Shares

3,666,500 Ordinary Shares issuable upon exercise of Warrants (See Item 4)*

2,749,875 Ordinary Shares issuable upon exercise of Rights to Purchase (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.51%
(12)	Type of Reporting Person (See Instructions) IN

  * As more fully described in Item 4, the Rights to Purchase and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 63008G104

Item 1.
(a)	Name of Issuer Nano Dimension Ltd. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices 2 Ilan Ramon, Ness Ziona, Israel 7403635

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).

Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America and Kimberly Page, an individual who is a citizen of the United States of America (“Mr. Abbe” and “Ms. Page,” together with Iroquois, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, NY 10017.

Item 2 (d)	Title of Class of Securities Ordinary Shares, NIS 0.10 par value
Item 2 (e)	CUSIP Number 63008G104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 176,571,661 Ordinary Shares issued and outstanding as of the completion of the offering of the securities referred to in the Company’s Prospectus filed pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission on February 1, 2019, and assumes the exercise of the reported warrants (the “Reported Warrants”) and the reported rights to purchase (the “Reported Rights to Purchase”) subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants and Reported Rights to Purchase, the Reporting Persons cannot exercise such Reported Warrants and Reported Rights to Purchase to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Ordinary Shares (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of such Reported Warrants and Reported Rights to Purchase due to the Blockers.

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all Ordinary Shares held by, and underlying the Reported Warrants and Reported Rights to Purchase (subject to the Blockers) held by, Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner of all Ordinary Shares held by, and underlying the Reported Warrants and Reported Rights to Purchase (subject to the Blockers) held by, Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Ordinary Shares owned by another Reporting Person. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Ordinary Shares except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/	Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 11, 2019

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/	Richard Abbe
Richard Abbe, President

/s/ Richard Abbe
Richard Abbe

/s/ Kimberly Page
Kimberly Page